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                      NYMEX HOLDINGS, INC AND SUBSIDIARIES

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                      EXHIBIT 14

                              NYMEX HOLDINGS, INC.
                                 CODE OF ETHICS
                                      FOR
                          PRINCIPAL EXECUTIVE OFFICER
                           SENIOR FINANCIAL OFFICERS

1.  INTRODUCTION

     This Code of Ethics ("Code") of NYMEX Holdings, Inc., (the "Company") applies to the principal executive officer, the principal financial officer, the principal accounting officer or controller or persons performing similar functions (each an "Officer"). This Code covers policies designed to promote (1) honest and ethical conduct, (2) avoidance of conflicts of interest, (3) full, fair, accurate, timely and understandable disclosure and (4) compliance with applicable governmental laws, rules and regulations. Each Officer must conduct him/herself according to these policies and seek to avoid even the appearance of improper behavior.

     Each Officer will be held accountable for adherence to this Code. Those who violate the policies in the Code will be subject to disciplinary action, up to and including a discharge from the Company and, where appropriate, civil liability and criminal prosecution. IF YOU ARE IN A SITUATION THAT YOU BELIEVE MAY VIOLATE OR LEAD TO A VIOLATION OF THIS CODE, YOU MUST REPORT THE SITUATION AS DESCRIBED IN SECTION 7 OF THIS CODE.

2.  HONEST AND ETHICAL CONDUCT

     Each Officer must always conduct him/herself in an honest and ethical manner. Each Officer must act with the highest standards of personal and professional integrity and not tolerate others who attempt to deceive or to evade responsibility for actions. All actual or apparent conflicts of interest between personal and professional relationships must be handled honestly, ethically and in accordance with the policies specified in this Code.

3.  CONFLICTS OF INTEREST

     The Company respects the rights of each Officer to manage their personal affairs and investments and does not wish to intrude upon their personal lives. At the same time each Officer must act in the best interests of the Company and avoid situations that present a potential or actual conflict between their private interests and the interests of the Company.

     A "CONFLICT OF INTEREST" exists when a person's private interest interferes in any way with the interests of the Company. A conflict situation can arise when an Officer takes actions or has interests that may make it difficult to perform his or her Companywork objectively and effectively. Conflicts of interest also arise when an Officer or members of his or her immediate family receive improper personal benefits as a result of his or her position in or with the Company. Loans to, or guarantees of obligations of Officers or their immediate family members also create conflicts of interest.

     Conflicts of interest may not always be clear cut, so if an Officer knows of any material transaction or relationship that reasonably could be expected to give rise to such a conflict (whether the transaction involves that Officer or another Officer), that Officer must disclose the situation as described in
Section 7 of this Code. ADDITIONALLY, EACH OFFICER WILL CONTINUE TO BE SUBJECT TO THE CONFLICT OF INTEREST GUIDELINES AND POLICIES OF NYMEX HOLDINGS, INC. AND ITS SUBSIDIARIES.
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                      NYMEX HOLDINGS, INC AND SUBSIDIARIES

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  COMPLIANCE WITH APPLICABLE GOVERNMENTAL LAWS, RULES AND REGULATIONS

     Compliance with applicable governmental laws, rules and regulations, both in letter and in spirit, is one of the foundations on which this Company's ethical policies are built. As an Officer, you must understand and take responsibility to comply with the governmental laws, rules and regulations of the cities, states and countries in which we operate. For example, it is critical that you understand the governmental laws, rules and regulations applicable to disclosures the Company is required to make in its periodic reports and otherwise. Although you may not know the details of all these laws, rules and regulations, it is important to know enough to determine when to seek advise from the General Counsel or other appropriate personnel.

5.  RULES TO PROMOTE FULL, FAIR, ACCURATE TIMELY AND UNDERSTANDABLE DISCLOSURE

     You must take the following steps to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with the Securities and Exchange Commission ("SEC") and in other public communications made by the Company:

        1. Carefully review drafts of reports and documents the Company is required to file with the SEC before they are filed and Company press releases or other public communications before they are released to the public, with particular focus on disclosures each Officer does not understand or agree with and on information known to the officer that is not reflected in the report, document, press release or public communication.

        2. Meet with the disclosure committee, members of senior management not on the committee, division heads, accounting staff and others involved in the disclosure process to discuss their comments on the draft report, document, press release or public communication.

        3. Establish and maintain disclosure controls and procedures that ensure that material information is included in each report, document, press release or public communication in a timely fashion.

        4. Consult with the audit committee on a regular basis to determine whether they have identified any weaknesses or concerns with respect to internal controls.

        5. When relevant, confirm that neither the Company's internal auditors nor its outside accountants are aware of any material misstatements or omissions in the draft report or document, or have any concerns about the management's discussion and analysis section of a report.

        6. Bring to the attention of the disclosure committee and/or audit committee matters that you feel could compromise the integrity of the Company's financial reports, disagreements on accounting matters and violations of any part of this Code.

        7. Always act with the highest standards of personal and professional integrity: do not tolerate others who, attempt to deceive, or evade responsibility for actions.

6.  WAIVERS OF OR CHANGES IN THIS CODE

     Any waiver of this Code for an Officer will be promptly disclosed as required by law or regulation of the SEC. Any change in this Code will also be promptly disclosed as required by law or regulation of the SEC.

7.  REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

     If you believe that actions have taken place, may be taking place or may be about to take place that violate or would violate this Code, you must bring the matter to the attention of the Company. You are encouraged to talk to the General Counsel or other appropriate personnel about observed illegal or unethical

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                      NYMEX HOLDINGS, INC AND SUBSIDIARIES

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

behavior or when uncertain about the best course of action in a particular situation. Any supervisor or manager who receives a report of a potential violation of this Code must report it immediately to the General Counsel.

     You are required to communicate any violations of this Code to the Company's General Counsel, by any of the following methods:

        -  In writing either by personal delivery, internal mail or U.S. Mail;

        -  By e-mail; or

        -  By telephone.

     We would prefer you identify yourself to facilitate our investigation of any report. However, you may choose to remain anonymous. We will use reasonable efforts to protect the identity of any person who reports potential misconduct and any retaliation for reports of misconduct by others made in good faith will not be tolerated. Indeed, any employees, officers or directors who engage in retaliation are subject to discipline, up to and including termination, and in appropriate cases, civil and/or criminal liability. We will also use reasonable efforts to protect the identity of the person about or against whom an allegation is brought, unless and until it is determined that a violation has occurred. Any person involved in any investigation in any capacity of a possible misconduct must not discuss or disclose any information to anyone outside of the investigation unless required by law or when seeking his or her own legal advice and is expected to cooperate fully in any investigation.

     Any use of reporting procedures in bad faith or in a false or frivolous manner will be considered a violation of this Code.

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